Exhibit 2.3

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 2 to Securities Purchase Agreement (the “Amendment”) is made and entered into as of December 11, 2017 by and between MoviePass Inc., a Delaware corporation (“MoviePass”), and Helios and Matheson Analytics Inc., a Delaware corporation (“Helios”).

WHEREAS, MoviePass and Helios are signatories to that certain Securities Purchase Agreement, dated August 15, 2017, as amended on October 6, 2017, which is subject to the Waiver Agreement, dated November 6, 2017, between MoviePass and Helios (collectively, the “Purchase Agreement”); and

WHEREAS, MoviePass and Helios now desire to further amend the Purchase Agreement as provided for herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Amendment as if fully set forth below, and the representations, warranties, covenants and agreements contained in the Purchase Agreement, and intending to be legally bound hereby, and in accordance with Section 7.11 of the Purchase Agreement, the parties hereby agree to amend the Purchase Agreement as follows:

1.            Unless otherwise expressly defined herein, all capitalized terms used in this Amendment shall have the same meaning as they are defined in the Purchase Agreement.

2.            Section 1.1(c)(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“a convertible promissory note in the principal amount of $12,000,000 in the form agreed to by Helios and MoviePass, to be delivered by Helios to MoviePass at the Closing (the “Helios Convertible Note”), which shall convert automatically upon Helios obtaining the Helios Stockholder Approval (as defined in Section 6.15 below) into 4,000,001 unregistered shares of Helios Common Stock (as defined below), based on an agreed upon value of $3.00 per share, for a total agreed upon value of approximately $12,000,000 (the “Helios Shares”), as more particularly set forth in the Helios Convertible Note; provided, however, 666,667 of the Helios Shares (and MoviePass’ right to receive such number of Helios Shares) shall be subject to forfeiture by MoviePass, in Helios’ sole discretion, if MoviePass fails to list its Common Stock on The Nasdaq Stock Market (“Nasdaq”) or New York Stock Exchange (“NYSE”) by March 31, 2018 (the foregoing agreed upon value per share and numbers of Helios Shares are subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting the Helios Common Stock);”

3.            The Helios Convertible Note shall be in the form attached as Exhibit A to this Amendment.

4.            Section 1.1(c)(ii)(C) of the Purchase Agreement is hereby deleted in its entirety.

5.            Section 1.2(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“At the Closing, MoviePass shall deliver to Helios a certificate representing the Shares against receipt by MoviePass of the Helios Convertible Note, the Initial Cash Payment (which shall have been delivered as of the date of this Agreement) and the Helios Note.”

6.            Section 1.4(j) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“‘Helios Securities’ means the Helios Convertible Note, the Helios Note and the Helios Shares.”

7.            Section 2.2(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b)  Effective as of the Closing, the authorized and outstanding capital of MoviePass will consist of the following:

(i)       380,000,000 shares of Common Stock, of which 190,495,559 shares will be issued and outstanding (assuming that none of the outstanding options described in Subsection 2.2(b)(iii) or warrants described in Subsection 2.2(b)(iv) are exercised and assuming that the Outstanding Notes (as defined below) have been converted into Common Stock pursuant to their terms). All of the outstanding shares of Common Stock, when issued, will be duly authorized, fully paid and nonassessable and will be issued in compliance with all applicable federal and state securities laws. The rights, privileges and preferences of the Common Stock will be as stated in the Restated Certificate and as provided by the DGCL. MoviePass will hold no Common Stock in its treasury as of the Closing.

(ii)       20,000,000 shares of Preferred Stock, none of which will be designated or issued and outstanding as of the Closing. MoviePass will hold no Preferred Stock in its treasury as of the Closing.

(iii)      45,880,947 shares of Common Stock will be reserved for issuance to officers, directors, employees and consultants of MoviePass pursuant to the Stock Plan. Of such reserved shares of Common Stock, as of the Closing, 319,150 shares will have been issued pursuant to restricted stock purchase agreements or option exercises and options to purchase 28,096,711 shares will have been granted and will be outstanding, and all remaining shares of Common Stock reserved for issuance pursuant to the Stock Plan will remain available for issuance thereunder.

(iv)     The warrants described on Subsection 2.2(a)(iv) of the Disclosure Schedule.

(v)      6,813,178 shares of Common Stock issuable upon conversion of the Kelly Note.”

8.            The first sentence of Section 2.15 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Changes. Since June 30, 2017 there has not been, except as specifically contemplated by the Transaction Agreements, disclosed in MoviePass’ Audited Financial Statements or unaudited financial statements as delivered pursuant to Section 5.15 herein or as otherwise specifically disclosed in writing to Helios’ management prior to December 11, 2017:”

9.            Section 2.30 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“No Public Market. MoviePass understands that no public market now exists for the Helios Convertible Note or the Helios Note, and that Helios has made no assurances that a public market will ever exist for the Helios Convertible Note or the Helios Note.”

10.          The second sentence of Section 3.2 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“All action on the part of the officers of Helios necessary for the execution and delivery of the Transaction Agreements to which Helios is a party, the performance of all obligations of Helios under the Transaction Agreements to which Helios is a party to be performed as of or prior to the Closing, and the issuance and delivery of the Helios Securities (other than receipt of the Helios Stockholder Approval) has been taken or will be taken prior to Closing.”

11.          Section 4.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“MoviePass Employment Agreements. The Board of Directors of MoviePass shall take such action as reasonably required such that, effective within thirty (30) business days following Closing, Mitch Lowe will remain appointed as Chief Executive Officer of MoviePass under a customary five (5) year employment agreement, in form and substance reasonably acceptable to Mr. Lowe, MoviePass and Helios (the “Lowe Employment Agreement”).”

12.          New Section 4.11 shall be added to the Purchase Agreement as follows:

“4.11 Outstanding Notes and Kelly Note. Within five (5) business days of the Closing, MoviePass shall have cancelled, extinguished or otherwise exchanged for shares of Common Stock all of the Outstanding Notes. Within two (2) business day of the Closing, Helios shall have purchased the Kelly Note from Chris Kelly for $1,000,000 and MoviePass shall have agreed with Helios to convert all outstanding principal and any unpaid interest under the Kelly Note into Common Stock in accordance with the terms of the Kelly Note, provided, that in the event that the number of shares of Common Stock to be issued thereunder is less than two percent (2%) of the then outstanding shares of Common Stock of MoviePass (on a fully-diluted basis, giving effect to the payment or conversion of any notes that convert into MoviePass capital stock that are outstanding immediately prior to the Closing, but excluding any outstanding options to purchase shares of Common Stock and warrants to purchase shares of MoviePass’s capital stock and the shares of Common Stock issuable upon conversion of the Kelly Note), MoviePass hereby agrees that the Kelly Note will be convertible into such number of shares of Common Stock to provide Helios with the foregoing two percent (2%) interest under the Kelly Note (the shares of Common Stock to be issued under the Kelly Note.”

13.          New Section 4.12 shall be added to the Purchase Agreement as follows:

“Approval of Stockholders of Helios. Helios shall provide each stockholder entitled to vote at a special meeting of stockholders of Helios (the “Helios Stockholder Meeting”), which shall be promptly called and held not later than March 31, 2018 (the “Helios Stockholder Meeting Deadline”), a proxy statement, in a form reasonably acceptable to MoviePass, soliciting each such stockholder’s affirmative vote at the Helios Stockholder Meeting for approval of resolutions (“Helios Stockholder Resolutions”) providing for the issuance of all of the Helios Shares in accordance with Nasdaq Listing Rule 5635 (the “Helios Stockholder Approval”, and the date Helios Stockholder Approval is obtained, the “Helios Stockholder Approval Date”), and Helios shall use its reasonable best efforts to solicit its stockholders’ approval of such resolutions and to cause the Board of Directors of Helios to recommend to the stockholders that they approve such resolutions. Helios shall be obligated to seek to obtain Helios Stockholder Approval by the Helios Stockholder Meeting Deadline. If, despite Helios’s reasonable best efforts Helios Stockholder Approval is not obtained on or prior to the Helios Stockholder Meeting Deadline, Helios shall cause an additional Helios Stockholder Meeting to be held on or prior to June 30, 2018. If, despite Helios’s reasonable best efforts Helios Stockholder Approval is not obtained after such subsequent stockholder meetings, Helios shall cause an additional Helios Stockholder Meeting to be held semi-annually thereafter until such Helios Stockholder Approval is obtained.”

14.          Section 5.6 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Board of Directors. As of the Closing, the authorized size of the Board of Directors of MoviePass shall be five, and the Board of Directors shall be comprised of the following persons: Mitch Lowe, Theodore Farnsworth, one (1) director designated prior to the Closing by MoviePass’ Board of Directors who qualifies as an independent director under Nasdaq requirements, one (1) director designated by Mitch Lowe following Closing who qualifies as an independent director under Nasdaq requirements and one (1) director designated by Helios who qualifies as an independent director under Nasdaq requirements.”

15.          Section 5.13 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Exchange of Preferred Stock and Convertible Notes. Prior to the Closing, MoviePass shall have caused all Preferred Stock and convertible notes (other than the convertible notes in the aggregate principal amount of $1,000,000 held by Chris Kelly (collectively, the “Kelly Note”) and convertible notes in the aggregate principal amount of approximately $600,000 held by various note holders (collectively, the “Outstanding Notes”)) to have been cancelled, extinguished or otherwise exchanged for shares of Common Stock, as applicable, and consistent with MoviePass’ representations and warranties in Subsection 2.2(b).”

16.          Section 5.14 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Debt Repayment. Prior to the Closing, MoviePass shall have repaid or converted to Common Stock of MoviePass, consistent with MoviePass’ representations and warranties in Subsection 2.2(b), all of its outstanding indebtedness for borrowed money, except with respect to such indebtedness represented by the Kelly Note and the Outstanding Notes (which Kelly Note and such Outstanding Notes shall be repaid or converted in accordance with Section 4.11).”

17.          Section 6.11 of the Purchase Agreement is hereby deleted in its entirety and indicated as: [Intentionally Omitted.]

18.          Section 6.15 of the Purchase Agreement is hereby deleted in its entirety and indicated as: [Intentionally Omitted.]

19.          Section 6.18 of the Purchase Agreement is hereby deleted in its entirety and indicated as: [Intentionally Omitted.]

20.          The second sentence of Section 7.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Neither party shall be liable after the Closing for any claims made for any breaches of representations or warranties by such party in this Agreement in excess of, in the aggregate, $2,500,000, and the maximum liability for each party under this Agreement from and after the Closing shall not exceed, in the aggregate, $4,000,000, in addition to the consideration required to be delivered under this Agreement (including the Helios Shares), except in each case for common law fraud by such party in connection with the transactions contemplated by this Agreement.”

21.          Exhibit K-2 to the Purchase Agreement is hereby deleted in its entirety.

22.          Except as specifically amended hereby, the Agreement shall remain in full force and effect and all other terms of the Agreement remain unchanged. To the extent any provision of the Agreement is inconsistent with this Amendment, this Amendment shall control.

23.          This Amendment is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

24.          The language used in this Amendment will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

25.          This Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature delivered by fax or e-mail/.pdf transmission shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature, and delivery by such means shall be due delivery hereof.

26.          The headings of this Amendment are for convenience of reference and shall not form part of, or affect the interpretation of, this letter agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

MOVIEPASS, INC.

By:	/s/ Mitch Lowe
	Name:	Mitch Lowe
	Title:	Chief Executive Officer

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Theodore Farnsworth
	Name:	Theodore Farnsworth
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Securities Purchase Agreement]

EXHIBIT A

Form of Helios Convertible Note